UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release by the Board of Statutory Auditors

At the request of the Board of Statutory Auditors, the text of the press release it has prepared is issued.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

TIM Statutory Auditors acknowledge that today the Company’s Board of Directors resolved by majority to take any step, also on an urgency basis, aimed at preventing TIM’s ordinary shareholders’ meeting, already summoned in a single call on 24 April 2018, to resolve upon the additional items referred to in the meeting agenda integration request sent to the Company by the shareholders Elliott International LP, Elliott Associates LP e The Liverpool Limited Partnership. As disclosed today to the market by the Company, its position now appears be supported by some legal opinions.

In this respect, the Statutory Auditors firstly remind that during the 22 March 2018 Board of Directors’ meeting, having considered the absence of adequate motivations under the resolution and the absence of any supporting memoranda and/or legal opinions, the Statutory Auditors reserved the right to make any appropriate analysis and evaluations with respect to the Board of Directors’ decision not to integrate the meeting agenda.

Therefore, in the immediately following days, the Statutory Auditors carried out a deep analysis – notwithstanding the restricted timing and with a market protection view – also with the support of a legal counsel engaged for that specific purpose.

Upon completion of this evaluation process, the legal scholars’ positions referred to in the legal opinions lately made available to the Company’s Board of Directors (positions already duly considered and evaluated by the Statutory Auditors, with all possible criticism thereof) may not be agreed upon. The proper interpretation applicable to the case hereof should be in turn the one broadly proposed by the legal scholar’s majority, which led the Statutory Auditors, as explained in the note dated 30 March 2018, to deem necessary the meeting agenda integration.

Such interpretation, in fact, in the Statutory Auditors’ view appeared to be more in line, among others, with (i) the court precedents, (ii) the positions taken by Notaries on that subject matter, as well (iii) the principles under the shareholders’ rights directives regarding minority shareholders’ protection and (iv) the substantial prohibition to deprive qualified shareholders’ minorities of listed companies of the right to obtain the shareholders’ agenda integration granted by the Law.

In any case, the Statutory Auditors will be totally available to easily explain before any authority or body the absolute correctness of their evaluations as well as the legal grounds and reasons leading to the decision taken.

TIM Statutory Auditors hereby restate that, today as well as in the past, always act only for the purpose of carrying out with the maximum care and diligence their professional tasks and duties to supervise the compliance with laws, regulations and the bylaws provisions, and always with the aim of protecting the interests of all single or qualified shareholders or stakeholders in general.

Milan, 9 April 2018

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager